August 15, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Kevin Woody, Accounting Branch Chief

Re:	Oppenheimer Holdings Inc.
Form 10-K
Filed March 2, 2011
File No. 001-12043
Dear Sirs:
Oppenheimer Holdings Inc. (the “Company”) is in receipt of a comment letter from the United States Securities and Exchange Commission (the “Commission” or the “SEC”) dated August 4, 2011. The Company’s responses follow the numbered points in the comment letter.
Form 10-K for the year ended December 31, 2010
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Summary of Significant accounting policies
Basis of Presentation, page 75
1. We note your disclosure that you adjusted for certain over-accruals in compensation and related expenses relating to prior periods during 2010. We further note that you have determined that the “out-of-period adjustments” were not material to any prior period. Please provide us with your materiality analysis related to these adjustments.
Response:
As a result of the over-accruals in compensation and related expenses, the Company performed an analysis in accordance with SEC Staff Accounting Bulletin No. 99 — Materiality and SEC Staff Accounting Bulletin No. 108 — Quantifying Misstatements. A copy of the analysis dated March 30, 2010 is included as Appendix A.
Balance Sheet Items
2. Securities purchased under agreements to resell and securities sold under agreements to repurchase, page 80

Please provide us with the following information related to securities financing transactions which have been accounted for as sales:
•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.
Response:
The below table quantifies the amount of repurchase agreements that qualify for sale accounting each quarter since the Company began its government trading operations. Amounts represent “repo-to-maturity” transactions that qualify for sale accounting under ASC Topic 860, Transfers and Servicing. See ensuing responses below for additional information around the Company’s government trading desk and “repo-to-maturity” transactions.

(in thousands)
Notional
Period	Amount

4Q-09	$800,000
1Q-10	$1,150,000
2Q-10	$2,450,000
3Q-10	$1,400,000
4Q-10	$3,250,000
•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.
Response:
The below table quantifies the average quarterly balances of repurchase agreements that qualify for sale accounting since the Company began its government trading operations. Average amounts represent “repo-to-maturity” (“RTM”) transactions that qualify for sale accounting under ASC Topic 860, Transfers and Servicing. See ensuing responses below for additional information around the Company’s government trading desk and “repo-to-maturity” transactions.

(in thousands)
Average RTM
Period	Balance

4Q-09	$408,172
1Q-10	$970,622
2Q-10	$2,022,927
3Q-10	$2,468,173
4Q-10	$2,298,961
•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

Response:
The Company transacts in only one type of transaction that is treated as a sale versus collateralized financing. As disclosed in Note 1 “Summary of Significant Accounting Policies” under the subheading “Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “December 31, 2010 Form 10-K”), the Company enters into securities financing transactions (e.g., repurchase agreement) that mature on the same date as the underlying collateral. These transactions are often referred to “repo-to-maturity” transactions as the termination date on the repurchase agreement used to finance the underlying collateral is the same as the maturity date of the underlying collateral. The Company accounts for these transactions in accordance with the accounting guidance in ASC Topic 860, Transfers and Servicing. Such transactions are treated as a sale of financial assets and a forward repurchase commitment.
•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.
Response:
In June 2009, the Company significantly expanded its government trading operations and began financing those operations through the use of repurchase agreements and reverse repurchase agreements. Prior to June 2009, the Company had not used repurchase agreements for almost a decade. During the fourth quarter of 2009, the Company entered into its first “repo-to-maturity” transaction. At that time, the Company performed a detailed analysis of how to account for “repo-to-maturity” transactions which is detailed in the Repo-to-Maturity section of its October 15, 2010 Government Trading Accounting Policy memo an excerpt of which is as follows:
Repo-to-Maturity

During the fourth quarter of 2009, the Company entered a repo transaction with a counterparty and used the Company’s bonds as collateral. The repo will not be settled until the bonds mature and this type of transaction is commonly known as a “Repo-to-Maturity”.

Repos-to-Maturity are considered to meet the following three sales criteria under Accounting Standards Codification (“ASC”) Topic 860-10-40-5, formally known as Statement of Financial Accounting Standards (“SFAS”) No. 140, paragraph 9.
i.	The transferred assets must be legally isolated from the transferor. Paragraph 201 of SFAS 140 states that repos typically are documented as sales with forward purchase contracts and generally are treated as sales in bankruptcy law and receivers’ procedures.

ii.	The transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of this right and provides more than a trivial benefit to the transferor. In this transaction, the Company cannot constrain the repo counterparty from pledging or exchanging the assets it received.

iii.	The transferor does not retain effective control over the transferred assets. Examples of a transferor’s effective control over the transferred financial assets include, but are not limited to:
(a)	an agreement that both entitles and obligates the transferor to repurchase and redeem them before maturity;

(b)	an agreement that provides the transferor with both unilateral ability to cause the holder to return specific assets
In this transaction, there is no agreement in place to obligate the Company to repurchase the assets before maturity and the Company does not have the unilateral ability to cause the holder to return the transferred assets.
Also, in practice, repos to maturity always have been treated as sales. Paragraph 202 of SFAS No. 140 states the following:
“Previous accounting practice generally has treated repos as secured borrowings, although “Repos-to-Maturity” and certain other longer term repos have been treated as sales”.
Based on the above analysis, the Repos-to-Maturity meet the sales criteria in ASC Topic 860-10-40-5 SFAS 140 and, as a result, the Company should account for the repos as a sale of financial assets and a forward repurchase commitments in accordance with ASC Topic 860-10-55-55 (SFAS 140, paragraph 98).
The Company should account the transaction in accordance with ASC Topic 860-10-25-1 (SFAS 140, paragraph 11).
Upon completion of a transfer of assets, the transferor shall:
(a)	Derecognize all assets sold, in this transaction; it will be the bonds the Company sold to its repo counterparty.

(b)	Recognize all assets obtained and liabilities incurred in consideration as proceeds of the sale at fair value. The Company receives cash in this transaction.

(c)	Recognize in earnings any gain or loss on the sale.
ASC Topic 860-10-25-2 (Footnote (3) of the paragraph 11 of SFAS 140) also states that although a transfer of securities may not be considered to have reached completion until the settlement date, SFAS 140 does not modify other generally accepted accounting principles, and audit and accounting Guides for certain industries. Since the Company follows the AICPA Broker Dealer Audit Guide, we can consider the completion of sale on trade date.
The forward purchase commitment that results from “repo-to-maturity” transactions is disclosed in Note 4 Financial Instruments in the “Fair Value of Derivative Instruments” table for both December 31, 2010 and December 31, 2009 on pages 92 and 93 of the December 31, 2010 Form 10-K. See item 2 to the table “Fair Value of Derivative Instruments” which reads “Forward commitment to repurchase government securities that received sale treatment related to “Repo-to-Maturity” transactions.”

•	Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.
Response:
The business reason for entering into a “repo-to-maturity” transaction is that it is a low risk trade in which the financing profit on the underlying collateral is known with certainty to the maturity date of the underlying collateral. The table below represents the “repo-to-maturity” balances at each quarter end since the Company began entering into repurchase agreements. Variances in the first several quarters represent a ramping up of the business in its early stages while the later periods’ activity is reflective of current transaction activity coupled with the expiration of existing contracts.

(in thousands)
Notional
Period	Amount

4Q-09	$800,000
1Q-10	$1,150,000
2Q-10	$2,450,000
3Q-10	$1,400,000
4Q-10	$3,250,000
•	Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.
Response:
The Company is not covered by any equities research analysts nor does it provide any ratio information in the form of non-GAAP disclosures in any of its filings with the SEC. The Company does, however, provide Gross Leverage (Total Assets divided by Stockholders’ Equity) information to credit rating agencies. Sale accounting as it relates to “repos-to-maturity” (“RTM”) has the following impact on the Gross Leverage Ratio:

(in thousands)	Gross Leverage Ratio
	Including	Excluding
Period	RTM’s	RTM’s

4Q-09	4.9	6.7
1Q-10	5.3	7.8
2Q-10	5.5	10.7
3Q-10	5.3	8.2
4Q-10	5.3	11.9
•	Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain

countries.	If you have any such concentrations, please discuss the reasons for them.
Response:
As indicated above, the Company’s repurchase agreements that qualify for sales accounting are limited to “repo-to-maturity” transactions. All “repo-to-maturity” transactions are entered into with the Fixed Income Clearing Corporation (formerly known as the Government Securities Clearing Corporation) as counterparty.
•	Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.
Response:
As indicated above, the Company began entering into repurchase agreement transactions after it expanded its government trading operations in June 2009. From June 2009, the Company accounted for its repurchase agreements and reverse repurchase agreements at contract value plus accrued interest as is required under the AICPA Audit & Accounting Guide for Brokers and Dealers in Securities. As the government trading desk expanded its operations, it began trading in longer dated positions which required the use of repurchase agreements (or reverse repurchase agreements) with longer termination dates (sometimes referred to as “term repos”). Due to the volatility of the term repos and the potential mismatch between marking the long (or short) position to market versus recording the repurchase agreement (or reverse repurchase agreement) at contract value plus accrued interest, the Company decided to make a one-time irrevocable fair value option election under ASC Topic 825 for repurchase agreements or reverse repurchase agreements that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements (i.e., “repo-to-maturity” transactions). See the following paragraph for an excerpt of “Fair Value Option” section of the Company’s October 15, 2010 Government Trading Desk Accounting Policy memo for a detailed analysis of the fair value option election. Note that this election did not impact the treatment of repurchase agreements as either sales transactions or collateralized financing transactions.
Fair Value Option
The Company currently accounts for its repos/reverse repos at contract plus accrued interest as is required under the AICPA Broker Dealer Guide. Generally, it makes sense to account for overnight and other shorter-term repos/reverse repos on an accrual basis since the carrying value for such agreements generally approximates fair value. However, repos and reverse repos that have embedded derivatives and/or have longer maturity periods generally have greater volatility. To mitigate the volatility, some companies elect to adopt an irrevocable fair value option for certain types of repos and reverse repos in accordance with ASC

Topic 825 (formerly SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”).
Occasionally, the Company will enter into term repos and reverse repos which have longer-terms than overnight repos and reverse repos. Due to the volatility of the longer-term repos/reverse repos and the potential mismatch between marking the long (or short) position versus recording the repo (or reverse repo) at contract value plus accrued interest, the Company has decided to elect fair value option for repo and reverse repo that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements (such as repo-to-maturity transactions). The Company considers the following in order to make the election:
(a)	ASC Topic 825-10-25-7 (Paragraph 12 of SFAS No. 159) states that the fair value option may be elected for a single eligible item without electing it for other identical items with the four exceptions outlined in this paragraph. The four exceptions do not apply to repos and reverse repos with a maturity greater than one month. Thus, the Company can elect for fair value option for such repo/reverse repo without electing the entire repo/reverse repo portfolio.

(b)	Entity can elect fair value option for eligible item existing at effective date or conditions that outlined in ASC Topic 825-10-25-4 (Paragraph 9 of SFAS No. 159). ASC Topic 825-10-25-4 (a) (Paragraph 9(a) of SFAS No. 159) allows entity to elect the fair value option for an eligible item when the entity first recognizes the eligible item. The Company began trading in repos and reverse repos in the 2Q-09 and has subsequently expanded the scope of its repo and reverse repo trading activities later in the 3Q-09 and into the 4Q-09. Repos and reverse repos traded are usually short-term in nature done through overnight repos and reverse repose. Late in the 3Q-09 and into the 4Q-09, the trading volume in longer term repos/reverse repo (for example, repos-to-maturity) has increased. Per discussion with PwC, the Company can elect fair value option for a single eligible item and the Company can elect fair value option for repos/reverse repos with a maturity date of more than one month going forward. The Company will elect fair value option for repos/reverse repos that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements starting January 1, 2010.

(c)	The Company is required to disclose the following information in accordance with ASC Topic 825-10-50-25 (Paragraph 18 of SFAS No. 159):
i.	Management’s reasons for electing a fair value option for repos/reverse repos which have maturity more than one month.

ii.	Since the Company did not elect the entire repos/reverse repos portfolio, the Company needs to include a description of those similar items and the reasons for partial election.

iii.	The Company should include all the disclosure requirements under ASC Topic 820 (formally known as SFAS 157, “Fair Value Measurements and Disclosures”).

4. Financial Instruments
Other, page 85
3. We note that the company purchased approximately $36.7 million in auction rate securities during the year pursuant to settlement agreements with regulators. Please tell us how the purchase price of the securities was determined. In your response, explain to us how the purchase price compares to the fair value of the securities as of December 31, 2010.
Response:
The purchase price of the $36.7 million in auction rate securities (“ARS”) was at par value (i.e., $36.7 million) as stipulated in the settlement agreements with the regulators. This compares to a fair value of $35.3 million for the purchased ARS as of December 31, 2010. Accordingly, the Company had recorded a valuation adjustment of $1.4 million related to the ARS securities purchased pursuant to the settlement agreements with regulators.
13. Commitments and Contingencies, page 113
4. We note that you have disclosed several litigation matters beginning on page 29 of your document. For each item, explain to us whether there is a reasonable possibility that a loss has been incurred and whether a loss or range of loss can be estimated. In addition, explain to us how you have met all of the disclosure requirements of ASC Topics 450-20-50-3 through 450-20-50-5 related to outstanding litigation.
Response:
The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is often not possible to reasonably estimate the size of the possible loss or range of loss or additional losses or range of additional losses.
For certain legal and regulatory proceedings, the Company can estimate possible losses, or, range of loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses, individually or in the aggregate, will have a material adverse effect on the Company’s financial statements as a whole.
For certain other legal and regulatory proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial, indeterminate, or special damages. When assessing loss contingencies at any given reporting interval, numerous issues may need to be reviewed, analyzed, or resolved, including through potentially lengthy discovery, review by and consultation with industry experts and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, which may be in a preliminary stage, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding. Even after lengthy review and analysis, the Company, in many legal and regulatory proceedings, may not be able to reasonably estimate possible losses or range of losses.
Disclosures related to auction rate securities litigation matters in 2010 Form 10-K — Cases 1&2
On April 11, 2008, Oppenheimer (and a number of its affiliates) was named as a defendant in a proposed class action complaint captioned Bette M. Grossman v. Oppenheimer & Co. Inc. et. al in the United States District Court for the Southern District of New York. The complaint alleges, among other things, that Oppenheimer violated Section 10(b) of the Securities Exchange Act of 1934 (as well as other provisions of the Federal securities laws) by making material misstatements and omissions and engaging in deceptive activities in the offer and sale of ARS. Oppenheimer filed an answer to the complaint denying the allegations. Oppenheimer believes it has meritorious defenses to the claims raised in the lawsuit. On February 20, 2009, this action was consolidated with the Vining action described below.
On May 12, 2008, Oppenheimer (and a number of its affiliates) was named as a defendant in a proposed class action complaint captioned David T. Vining v. Oppenheimer & Co. Inc. et. al. in the United States District Court for the Southern District of New York. The complaint alleges, among other things, that Oppenheimer violated Section 10(b) of the Securities Exchange Act of 1934 (as well as other provisions of the Federal securities laws) by making material misstatements and omissions and engaging in deceptive activities in the offer and sale of ARS. Oppenheimer filed an answer to the complaint denying the allegations. Oppenheimer believes it has meritorious defenses to the claims raised in the lawsuit. On February 20, 2009, the Grossman action discussed above was consolidated with this action. The complaint requests relief in the form of compensatory damages in an amount to be proven at trial as well as costs and expenses. On September 10, 2009, Oppenheimer (and a number of its affiliates) filed a motion to dismiss this consolidated action. On September 27, 2010, Oppenheimer’s motion to dismiss was granted without prejudice. Plaintiff filed an appeal of this dismissal with the United States Circuit Court for the Second Circuit on October 28, 2010. On or about January 26, 2011, Plaintiff and Oppenheimer stipulated to a dismissal of the appeal with prejudice.
Cases 1&2 Response:
During its year end analysis, the Company concluded that there was not a reasonable possibility that a loss had been incurred as the plaintiffs agreed to a dismissal with prejudice of the consolidated Grossman/Vining matters in January 2011. Therefore, there were no disclosure requirements under ASC Topic 450.

Disclosures related to auction rate securities litigation matters in 2010 Form 10-K — Cases 3&4
On November 18, 2008, the Massachusetts Securities Division (the “MSD”) filed an Administrative Complaint (the “Complaint”) against Oppenheimer & Co. Inc. and certain individuals alleging violations of the Massachusetts General Law, the Massachusetts Uniform Securities Act and regulations thereunder with respect to the sale by Oppenheimer of ARS to its clients. The Complaint alleged, inter alia, that Oppenheimer improperly misrepresented the nature of ARS and the overall stability and health of the ARS market. All respondents filed an answer to the Complaint denying that the allegations in the Compliant had any basis in fact or law.
As previously disclosed, Oppenheimer entered into a Consent Order (the “Order”) pursuant to the Massachusetts Uniform Securities Act on February 26, 2010 settling the pending administrative proceeding against the respondents related to Oppenheimer’s sales of ARS to retail and other investors in the Commonwealth of Massachusetts. Oppenheimer agreed to pay, and has paid, the external costs incurred by the MSD related to the investigation and the administrative proceeding in the amount of $250,000.
As previously disclosed, on February 23, 2010, the New York Attorney General (“NYAG”) accepted Oppenheimer’s offer of settlement and entered an Assurance of Discontinuance (“AOD”) pursuant to New York State Executive Law Section 63(15) in connection with Oppenheimer’s marketing and sale of ARS. Oppenheimer did not admit or deny any of the findings or allegations contained in the AOD and no fine was imposed.
Pursuant to the terms of the Order, Oppenheimer commenced several offers to purchase Eligible ARS (as defined in the Order) from Customer Accounts (as defined in the Order) during 2010. Pursuant to the Order, the Company made an initial offer to purchase ARS from Massachusetts customers on May 21, 2010 which closed on August 4, 2010. Pursuant to the Order, on August 19, 2010, Oppenheimer commenced a second offer to purchase Eligible ARS from Massachusetts customers which closed on October 6, 2010. In addition, pursuant to the terms of the AOD, the Company made an initial offer to purchase ARS from Eligible Investors on May 21, 2010 which closed on August 4, 2010. Pursuant to the AOD, on December 3, 2010, Oppenheimer commenced an additional offer to purchase Eligible ARS from Eligible Investors which closed on February 16, 2011. Accounts were, and will continue to be, aggregated on a “household” basis for purposes of these offers. As at December 31, 2010, the Company had purchased approximately $36.7 million of ARS from its clients pursuant to these offers. The Company’s purchases of ARS from clients will continue on a periodic basis pursuant to the settlements with the Regulators. On February 15, 2011, Oppenheimer commenced a third offer to purchase additional Eligible ARS from all eligible Massachusetts Customer Accounts. Starting on or about March 15, 2011 or such time as Oppenheimer receives approval from the NYAG, and continuing every six months thereafter until Oppenheimer has extended a purchase offer to all Eligible Investors, Oppenheimer will offer to purchase Eligible ARS from Eligible Investors who did not receive an initial purchase offer, as excess funds become available to Oppenheimer after giving effect to the financial and regulatory capital constraints applicable to Oppenheimer. Such offers will remain open for a period of seventy-five days from the date on which each such offer to purchase is sent. The Company expects to purchase at least an additional $9.6 million of ARS from its clients by May 2011. The ultimate amount of ARS to be repurchased by the Company cannot be predicted with any certainty and will be impacted by redemptions by issuers and client actions during the period, which also cannot be predicted.
In addition, Oppenheimer has agreed to work with issuers and other interested parties, including regulatory and other authorities and industry participants, to provide liquidity solutions for other Massachusetts clients not covered by the offers to purchase. In that regard, on May 21, 2010, Oppenheimer offered such clients a margin loan against marginable collateral with respect to such account holders’ holdings of Eligible ARS. As of December 31, 2010, Oppenheimer had extended margin loans to five holders of Eligible ARS from Massachusetts.
Further, Oppenheimer has agreed to (1) no later than 75 days after Oppenheimer has completed extending a purchase offer to all Eligible Investors (as defined in the AOD), use its best efforts to identify any Eligible Investors who purchased Eligible ARS (as defined in the AOD) and subsequently sold those securities below par between February 13, 2008 and February 23, 2010 and pay the investor the difference between par and the price at which the Eligible Investor sold the Eligible ARS, plus reasonable interest thereon (the “ARS Losses”); (2) no later than 75 days after Oppenheimer has completed extending a Purchase Offer to all Eligible Investors, use its best efforts to identify Eligible Investors who took out loans from Oppenheimer after February 13, 2008 that were secured by Eligible ARS that were not successfully auctioning at the time the loan was taken out from Oppenheimer and who paid interest associated with the ARS-based portion of those loans in excess of the total interest and dividends received on the Eligible ARS during the duration of the loan (the “Loan Cost Excess”) and reimburse such investors for the Loan Cost Excess plus reasonable interest thereon; (3) upon providing liquidity to all Eligible Investors, participate in a special arbitration process for the exclusive purpose of arbitrating any Eligible Investor’s claim for consequential damages against Oppenheimer related to the investor’s inability to sell Eligible ARS; and (4) work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for institutional investors not within the definition of Small Businesses and Institutions (as defined in the AOD) that held ARS in Oppenheimer brokerage accounts on February 13, 2008. Oppenheimer believes that because items (1) through (3) above will occur only after it has provided liquidity to all Eligible Investors, it will take an extended period of time before the requirements of items (1) through (3) will take effect.
Each of the AOD and the Order provides that in the event that Oppenheimer enters into another agreement that provides any form of benefit to any Oppenheimer ARS customer on terms more favorable than those set forth in the AOD or the Order, Oppenheimer will immediately extend the more favorable terms contained in such other agreement to all eligible investors. In the case of the Order, it is limited to more favorable agreements entered into subsequent to the February 26, 2010 Order while, in the case of the AOD, it covers more favorable agreements entered into prior and subsequent to the February 23, 2010 AOD. The AOD further provides that if Oppenheimer pays (or makes any pledge or commitment to pay) to any governmental entity or regulator pursuant to any other agreement costs or a fine or penalty or any other monetary amount, then an equivalent payment, pledge or commitment will become immediately owed to the State of New York for the benefit of New York residents.
If Oppenheimer fails to comply with any of the terms set forth in the Order, the MSD may institute an action to have the Order declared null and void and reinstitute the previously pending administrative proceedings. If Oppenheimer defaults on any obligation under the AOD, the NYAG may terminate the AOD, at his sole discretion, upon 10 days written notice to Oppenheimer.
Reference is made to the Order between the MSD and Oppenheimer et. al, described in Item 3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and attached as Exhibit 10.24 thereto, as well as the disclosures related thereto in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, for additional details of the agreements with the MSD. Reference is also made to the AOD between the NYAG and Oppenheimer, described in Item 3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and attached as Exhibit 10.22 thereto as well as the disclosures related thereto in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, for additional details of the agreements with the NYAG.
The Company is continuing to cooperate with investigating entities from states other than Massachusetts and New York.
Cases 3&4 Response:
During its year end analysis, the Company concluded that there was not a reasonable possibility that a loss had been incurred in connection with either the NYAG investigation or the MSD proceeding as both matters had been settled in February 2010. Therefore, there were no disclosure requirements under ASC Topic 450. However, the Company did provide disclosure of future purchase commitments under the above-mentioned settlements in Note 4. “Financial Instruments” under the subheading “Other”.
Disclosures related to auction rate securities litigation matters in 2010 Form 10-K — Case 5
In February 2009, Oppenheimer received notification of a filing of an arbitration claim before FINRA captioned U.S. Airways v. Oppenheimer & Co. Inc., et. al seeking an award compelling Oppenheimer to purchase approximately $250 million in ARS previously purchased by U.S. Airways through Oppenheimer (which has subsequently been reduced to a $110 million liquidated damages claim) or, alternatively, an award rescinding such sale. Plaintiffs’ seek an award of punitive damages from Oppenheimer as well as interest on such award. Plaintiff bases its claims on numerous causes of action including, but not limited to, fraud, gross negligence, misrepresentation and suitability. U.S. Airways is a publicly-traded corporation that bought and sold ARS for many years through several broker dealers, not just Oppenheimer. It is also a “Qualified Institutional Buyer” (as defined in Rule 144A of the Securities Exchange Act of 1934) and purchased ARS for cash management purposes. On July 10, 2009, Oppenheimer asserted a third party statement of claim against Deutsche Bank Securities, Inc. (“DBSI”) and Deutsche Bank A.G. (“Deutsche AG”). Deutsche AG challenged Oppenheimer’s efforts to compel that entity to appear at a FINRA arbitration, since, Deutsche AG argued, it is not a FINRA member. Subsequently, Oppenheimer deferred further action against Deutsche AG and proceeded prosecuting its third party claim against DBSI. At the same time, Oppenheimer filed its answer denying any liability to U.S. Airways. DBSI subsequently filed a motion to sever the arbitration into a separate proceeding which motion was granted on July 28, 2010. To the extent there is a determination by an arbitration panel that U.S. Airways has been harmed, Oppenheimer’s third party statement of claim against DBSI alleges that DBSI is liable to U.S. Airways because of its role in the process of creating, marketing and procuring ratings for certain auction rate credit-linked notes purchased by U.S. Airways. The arbitration with U.S. Airways is scheduled to commence in August 2011. No date has yet been set for the arbitration with the DBSI. On January 28, 2011, DBSI filed a motion to stay the DBSI arbitration. Oppenheimer is in the process of filing its opposition to the DBSI motion to stay. Oppenheimer believes it has meritorious defenses to the claims made and intends to vigorously defend itself against the allegations in the U.S. Airways action.
Case 5 Response:
The incurrence of a loss is not probable in this case based on strong defenses to the case. Whether the incurrence of a loss is reasonably possible in this case cannot yet be determined as the case is still in the midst of significant discovery disputes that remain unresolved. Therefore, there were no disclosure requirements under ASC Topic 450. However, due to the amounts claimed, the Company did provide disclosure of the nature of the contingency, the type of case, and the status of the case.
Disclosures related to auction rate securities litigation matters in 2010 Form 10-K — Case 6
In April 2009, Oppenheimer was served with a complaint in the United States District Court, Eastern District of Kentucky captioned Ashland, Inc. and Ash Three, LLC v. Oppenheimer & Co. Inc. seeking compensatory and consequential damages as a result of plaintiff’s purchase of approximately $194 million in ARS. Plaintiff sought an award of punitive damages from Oppenheimer as well as interest on such award. Plaintiff based its claim on numerous causes of action including, but not limited to, fraud, gross negligence, misrepresentation and suitability. Ashland is a publicly-traded corporation that bought and sold ARS for many years through several broker dealers, not just Oppenheimer. It is also a “Qualified Institutional Buyer” (as defined in Rule 144A of the Securities Exchange Act of 1934) and purchased ARS for cash management purposes. The court granted Oppenheimer’s motion to dismiss this action with prejudice on February 22, 2010. Plaintiff filed an appeal of this dismissal with the United States Circuit Court for the Sixth Circuit on March 19, 2010. Oppenheimer believes it has meritorious defenses to the claims made and intends to vigorously defend itself in the appeal process.
Case 6 Response:
During its year end analysis, the Company concluded that there was not a reasonable possibility that a loss had been incurred as the case was dismissed in February 2010. Therefore, there were no disclosure requirements under ASC Topic 450.
Disclosures related to auction rate securities litigation matters in 2010 Form 10-K — Case 7
In February 2009, the Company was served with an arbitration claim before FINRA captioned Hansen Beverage Company v. Oppenheimer & Co. Inc., et.al. Hansen demands that its investments in approximately $60 million in ARS, which are illiquid and which Hansen purchased from Oppenheimer, be rescinded. The claim alleges that Oppenheimer misrepresented liquidity and market risks in the ARS market when recommending ARS to Hansen. Oppenheimer has filed its response to the claim and also filed a motion to dismiss respondents Oppenheimer Holdings and Oppenheimer Asset Management as parties improperly named in the arbitration. The arbitration is scheduled to commence no earlier than May 2011. The Company believes that, as of December 31, 2010, approximately $26.5 million of the $60 million Hansen held in ARS have been redeemed at par by their issuers. Hansen is a “Qualified Institutional Buyer” (as defined in Rule 144A of the Securities Exchange Act of 1934) and purchased ARS for cash management purposes. Oppenheimer believes it has meritorious defenses to the claims made and intends to vigorously defend itself against the allegations in the Hansen action.
Case 7 Response:
During its year end analysis, the Company concluded that the loss contingency was probable and that the loss could be reasonably estimated. The loss was not disclosed as the amount of such loss was not deemed to be material to the overall financial statements. However, due to the amounts claimed, the Company did provide disclosure of the nature of the contingency, the type of case, and the status of the case.
Disclosures related to auction rate securities litigation matters in 2010 Form 10-K — Case 8
In August 2009, Oppenheimer received notification of the filing of an arbitration claim before FINRA captioned Investec Trustee (Jersey) Limited as Trustee for The St. Paul’s Trust v. Oppenheimer & Co. Inc. et. al seeking an award ordering Oppenheimer to repurchase approximately $80 million in ARS previously purchased by Investec as Trustee for the St. Paul’s Trust, and seeking additional damages of $7.5 million as a result of claimant’s liquidation of certain ARS positions in a private securities transaction. Oppenheimer filed its answer denying any liability to the claimant and asserted a counter-claim against Investec as Trustee for the Trust, alleging that Investec, and not Oppenheimer or its representatives, owed a fiduciary duty to the St. Paul’s Trust and violated that duty. On July 15, 2010 Investec as Trustee moved in the Supreme Court of the State of New York for a partial stay of the arbitration, arguing, that Oppenheimer’s claim against Investec as Trustee is in reality a claim against Investec itself, and that Oppenheimer is inappropriately seeking damages against, Investec. On January 4, 2011, the New York State Supreme Court denied Investec’s application for a partial stay. Investec filed a notice of appeal to the New York State Appellate Division, First Department on January 28, 2011. On February 9, 2011, Oppenheimer filed its opposition to Investec’s motion for a partial stay of the arbitration proceedings and cross-moved for a stay of the arbitration in its entirety and an adjournment of the appeal until the Appellate Division’s June 2011 term. At the same time Oppenheimer filed its answer, Oppenheimer asserted third party claims against the underwriters of the ARS still held by claimant. Oppenheimer argued in its third party arbitration claim that those underwriters are liable to claimant because of their role in the processing, trading, marketing and supporting of the ARS still held by claimant and for other actions by the underwriters which lead to the interruption in the ARS market. The underwriters filed a motion to sever the arbitration into a separate proceeding which motion was granted on June 18, 2010. The arbitration with Investec is scheduled to commence in May 2011, subject to the appellate motions to stay the arbitration discussed above. No date has yet been set for the arbitration with the underwriters. Oppenheimer believes it has meritorious defenses to the claims made as well as third party claims and intends to vigorously defend itself in this matter.
Case 8 Response:
During its year end analysis, the Company concluded that the loss contingency was probable and that the loss could be reasonably estimated. The loss was not disclosed as the amount of such loss was not deemed to be material to the overall financial statements. However, due to the amounts claimed, the Company did provide disclosure of the nature of the contingency, the type of case, and the status of the case.
Disclosures related to auction rate securities litigation matters in 2010 Form 10-K — Various Auction Rate Securities Cases
Between April 2008 and December 31, 2010, Oppenheimer and certain affiliated parties have been served with approximately 31 arbitration claims before FINRA, brought by individuals and entities who purchased ARS through Oppenheimer in amounts ranging from $25,000 to $25 million, as well as five court actions brought in various jurisdictions, seeking awards compelling Oppenheimer to repurchase such ARS or, alternatively, awards rescinding such sales, based on a variety of causes of action similar to those described above. The Company has filed, or is in the process of filing, its responses to such claims and has participated in or is awaiting hearings regarding such claims before FINRA or in the court actions. During 2010, four ARS matters were concluded in either court or arbitration with Oppenheimer prevailing in three of those matters and the claimant prevailing in the fourth. Oppenheimer believes it has meritorious defenses to these claims and intends to vigorously defend against these claims. Oppenheimer may also implead third parties, including underwriters where it believes such action is appropriate. It is possible that other individuals or entities that purchased ARS from Oppenheimer may bring additional claims against Oppenheimer in the future for repurchase or rescission.
Various Auction Rate Securities Cases Response:
During its year end analysis, the Company concluded that in many of these cases there was not a reasonable possibility that a loss had been incurred as the case was too preliminary for any such determination to be made. As of the time of the disclosure, many of these cases were in a preliminary procedural stage, no arbitration panel had been established and little or no discovery had occurred. Accordingly, no estimate of loss or range of loss could have been made at that time.
During its year end analysis, the Company did conclude in several cases that the loss contingency was probable and that the loss could be reasonably estimated. However, the loss was not disclosed as the amount of such loss was not deemed to be material to the overall financial statements. However, the Company did provide general disclosure of the type of case and a range of amounts claimed in accordance with Item 103 of Regulation S-K.
Disclosures related to other litigation matters in 2010 Form 10-K — Case 9
In addition to the ARS cases discussed above, on or about March 13, 2008, Oppenheimer was served in a matter pending in the United States Bankruptcy Court, Northern District of Georgia, captioned William Perkins, Trustee for International Management Associates v. Lehman Brothers, Oppenheimer & Co. Inc., JB Oxford & Co., Bank of America Securities LLC and TD Ameritrade Inc. The Trustee seeks to set aside as fraudulent transfers in excess of $25 million in funds embezzled by the sole portfolio manager for International Management Associates, a hedge fund. Said portfolio manager purportedly used the broker/dealer defendants, including Oppenheimer, as conduits for his embezzlement. Oppenheimer filed its answer to the complaint on June 18, 2010 and limited discovery has commenced. Oppenheimer believes it has meritorious defenses to the claims raised and intends to defend against these claims vigorously.
Case 9 Response:
During its year end analysis, the Company concluded that the loss contingency was probable and that the loss could be reasonably estimated. The loss was not disclosed as the amount of such loss was not deemed to be material to the overall financial statements. However, due to the amounts claimed, the Company did provide disclosure of the nature of the contingency, the type of case, and the status of the case.
Disclosures related to other litigation matters in 2010 Form 10-K — Case 10
In April 2009, Oppenheimer received notification of the filing of an arbitration claim before FINRA captioned Groff et. al v. Oppenheimer in which the grantors and beneficiaries of the Groff Family Trust filed a claim alleging that, beginning in January 2005, Oppenheimer made recommendations that were unsuitable. The claim alleges damages in excess of $16 million and alleges as causes of action breach of fiduciary duty, constructive fraud, fraud by misrepresentation and omission, unauthorized withdrawals of assets, breach of written contract and failure to supervise as well as elder abuse and violation of state and federal securities laws and the FINRA Rules of Fair Practice. In September 2010, the parties entered into a settlement agreement pursuant to which Oppenheimer agreed to pay, and in October 2010 Oppenheimer paid, $4 million to the plaintiffs. Pursuant to the settlement agreement, the plaintiffs assigned their claims against certain individuals to Oppenheimer. Oppenheimer intends to pursue these claims vigorously.
Case 10 Response:
During its year end analysis, the Company concluded that there was not a reasonable possibility that a loss had been incurred as the case was settled in September 2010. Therefore, there were no disclosure requirements under ASC Topic 450.
Disclosures related to other litigation matters in 2010 Form 10-K — Case 11
In March 2010, the Company received a notice from counsel representing a receiver appointed by a state district court in Oklahoma (the “Receiver”) to oversee a liquidation proceeding of Providence Property and Casualty Company (“Providence”), an Oklahoma insurance company. That notice demanded the return of Providence’s municipal bond portfolio of approximately $55 million that had been custodied at Oppenheimer beginning in January 2009. In January 2009, the municipal bond portfolio had been transferred to an insurance holding company, Park Avenue Insurance LLC (“Park Avenue”), as part of a purchase and sale transaction. Park Avenue used the portfolio as collateral for a margin loan used to fund the purchase of Providence from Providence’s parent. On October 19, 2010, Oppenheimer was named as a co-defendant in a complaint filed by the Receiver in state district court for Oklahoma County, Oklahoma captioned State of Oklahoma, ex rel. Kim Holland, Insurance Commissioner, as Receiver for Park Avenue Property and Casualty Insurance Company v. Providence Holdings, Inc., Falcon Holdings, LLC et. al alleging, that all defendants conspired to unlawfully transfer the assets of Providence to Park Avenue. In addition to Oppenheimer, the complaint names as defendants nine individuals alleging they were members of the board of directors of Oppenheimer & Co. Inc. during the time period at issue. In fact, for the time period alleged, six of these individuals were not members of such board. The complaint was subsequently amended to name three individuals who were directors of Oppenheimer & Co. Inc. at the time of the events in question. The complaint alleges causes of action for negligence, breach of fiduciary duty and trespass to chattel and/or conversion and seeks actual damages of $102 million, punitive damages, interest and costs, including attorneys’ fees. Oppenheimer moved to remove the matter to the United States District Court, Western District of Oklahoma on December 2, 2010. Thereafter, the Receiver moved to remand the matter to the District Court of Oklahoma County, Oklahoma. Oppenheimer filed its opposition to this motion on February 3, 2011, and is reviewing the Receiver’s request to remand. Oppenheimer believes it has meritorious defenses to the claims raised and intends to defend against these claims vigorously including seeking dismissal of the claims against all the directors.
Case 11 Response:
During its year end analysis, the Company concluded that there was not a reasonable possibility that a loss had been incurred as the case was too preliminary for any determination to be made. As of the time of the disclosure, the case was in a preliminary procedural stage, no venue had been established and no discovery had occurred. Accordingly, no estimate of loss or range of loss could have been made at that time. However, due to the amounts claimed, the Company did provide disclosure of the nature of the contingency, the type of case, and the status of the case.
Disclosures related to other litigation matters in 2010 Form 10-K — Case 12
In September 2010, Oppenheimer was named as a co-defendant in a complaint filed in the United States District Court for the Southern District of New York captioned TPTCC NY, Inc., The Proton Institute of NY, LLC, and NY Medscan, LLC v. Radiation Therapy Services Inc., New York Proton Management LLC et. al (10 CIV 7097) alleging that all defendants conspired to eliminate plaintiffs as competitors in providing a developing cancer treatment in the Greater New York Area. Oppenheimer provided certain investment banking services to the various parties. The complaint alleges causes of action for violation of the Sherman Act, conversion, misappropriation of trade secrets, unfair competition, and breaches of fiduciary duty and contract, and requests damages of $350 million, punitive damages and injunctive relief. On November 12, 2010, Oppenheimer filed its motion to dismiss plaintiffs’ complaint, and thereafter plaintiffs filed their First Amended Complaint. On January 7, 2011, Oppenheimer refiled its motion to dismiss the amended complaint which motion was granted in its entirety on February 25, 2011. The case has been dismissed.
Case 12 Response:
During its year end analysis, the Company concluded that there was not a reasonable possibility that a loss had been incurred as the case was dismissed with prejudice in February 2011. Therefore, there were no disclosure requirements under ASC Topic 450.
The Company notes that it will continue to monitor and evaluate cases in subsequent reporting periods and will modify its disclosures as appropriate.
*****
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have further questions or comments, do not hesitate to contact the undersigned.
Yours truly,
Oppenheimer Holdings Inc.
Jeffrey J. Alfano,
Chief Financial Officer

APPENDIX A
March 30, 2010
Background:
The Company filed its 2009 Annual Report on Form 10-K on Friday, March 5, 2010. The following event occurred subsequent to that filing that necessitates conducting an assessment of the impact on the 2009 financial statements.
In performing its monthly review of the February FOCUS Report filing for Oppenheimer & Co. Inc., the Company identified on Wednesday, March 17, 2010 an over accrual related to production-related compensation in its loan trading business. In January 2008 as part of the Company’s acquisition of the U.S. capital markets business from Canadian Imperial Bank of Commerce (“CIBC”) the Company acquired a business that conducts trading of syndicated loans in the secondary market through the Loan Sales & Trading department (“LS&T”). LS&T’s business was conducted through a newly established non-regulated legal entity, OPY Credit Corp. since January 2008. In December 2008, the Global High Yield (“GHY”) trading desk of the Taxable Fixed Income Trading department hired a loan trader. This loan trader did not have any reporting responsibility to the existing loan trading department that was hired as a result of the CIBC transaction. As a result, compensation accruals for loan trading production were accrued and paid out of the GHY department. These compensation payouts for the GHY bond and loan trading desks were calculated by the business unit and forwarded to the Commissions department for review and transmission to the Payroll department for processing. Upon the Commission department’s review, an accrual would be posted in the current month related to current month’s production. That accrual would then be reversed versus the payment made in the following month by the Payroll department. As part of the OPY Credit Corp. subsidiary accounting, the Accounting department was responsible for production-related compensation accruals related to the LS&T business. At OPY Credit Corp. each month-end compensation accruals were booked on unsettled transactions and reversed on settled transactions as employees were paid. Under generally accepted accounting standard in the United States, OPY Credit Corp. is required to record commissions and related compensation payouts on a trade date basis. As a result, OPY Credit Corp. records accruals at the end of each month for commissions and related compensation payouts even though the sales personnel and traders are not paid until settlement date. Settlement convention for the loan trading business is different from the securities business (e.g., T+3 for equities) in that settlement of a transaction does not take place for a three to six-week period. Accordingly, trade date commission and compensation-related accruals for “regular way” transactions are booked in the month the commissions are earned and automatically reversed in the subsequent month. Compensation accruals are then reestablished for yet to be settled trades, once trade compensation payments are made by the Payroll department. As indicated above, production-related compensation accruals for the GHY loan business were performed by the Commission department for both the GHY bond and loan businesses and by the Accounting department for the LS&T business in its entirety (including the GHY Loan and LS&T originated trades). As noted, the Accounting department was accruing production-related for the GHY loan business due to the requirement of recording this business through the OPY Credit Corp. legal entity. As a result of these overlapping processes, compensation accruals were duplicated by both the Commissions and Accounting departments. The compensation accruals recorded for the GHY loan business at OPY Credit Corp. occurred monthly throughout 2009 without reversal for settled trades in the subsequent period resulting in an overstatement to compensation and related expenses in the amount of $4,066,850. During the post year end review of the settlement date un-reversed duplicative accruals, it was also revealed that there were also some issues surrounding the reversal of accruals made on a trade date basis resulting in an understatement of compensation and related expenses in the amount of $316,912, resulting in a net overstatement to compensation and related expenses in the amount of $3,749,938. It is the Company’s policy to pay sales personnel and traders only on settled loan transactions. This overstatement did not result in any overpayment of compensation.
Assessing Materiality
The Company performed an analysis of the materiality of the out-of-period adjustments related to the GHY Loan issue in order to determine if it was probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the inclusion or correction of these items. The Company performed this analysis in the context of SEC Staff Accounting Bulletin No. 99 — Materiality and its policy on materiality. The evaluation was also conducted in accordance with SEC Staff Accounting Bulletin No. 108 — Quantifying Misstatements and, accordingly, the Company applied the “Dual Method” using the “Iron Curtain” and “Rollover” methods. During this evaluation the Company has considered all relevant facts and circumstances from both a qualitative and quantitative perspective and the impact of the errors, both individually and in the aggregate, to the financial statements taken as a whole.
Quantitative
For the matter described above, the Company performed an analysis of the impact in relation to the respective SEC Reporting line item on the income statement (i.e., compensation and benefits), subtotal (i.e., total revenues and total expenses), pre-tax profits, net income (earnings per share), and book value per share on each of the condensed consolidated financial statements for the three month periods ended March 31, 2009, June 30, 2009, September 30, 2009 as well as for the full year ended December 31, 2009 consolidated financial statements including summary information for the three month period ended December 31, 2009. The following table highlights the Company’s quarterly and annual financial results for 2009 by key SEC reporting line item:

OPY 2009 Financial Results

			Compensation	Pre-Tax
			& Related	Income	Net Income/
Period	Revenues	Expenses	Expenses	(Loss)	(Loss)	ETR
1Q-09	$205,265,000	$208,087,000	$140,662,000	$(2,822,000)	$(2,014,000)	28.63%
2Q-09	$250,724,000	$237,748,000	$167,902,000	$12,976,000	$7,130,000	45.05%
3Q-09	$262,067,000	$248,017,000	$175,504,000	$14,050,000	$7,908,000	43.72%
4Q-09	$273,377,000	$262,768,000	$188,257,000	$10,609,000	$6,463,000	39.08%

2009	$991,433,000	$956,620,000	$672,325,000	$34,813,000	$19,487,000	44.02%
The table below provides a summary the amounts related to the item described above:

Period	GHY Loan
1Q-09	$281,176
2Q-09	$1,033,180
3Q-09	$611,663
4Q-09	$1,823,916

2009	$3,749,935
The following table summarizes the impact on pre-tax income and net income when taking into account GHY Loan out-of-period adjustments as well as other issues that were identified at year end prior to the issuance of the financial statements (i.e., “Period End Passed Adj.”) for each of these periods under both the “Rollover” and “Iron Curtain” approaches:
Quantitative Materiality Assessment — Rollover Method

						Percentage Impact On:
					Tot. Adj. % of					Comp. &
		Period End		Total	Annual Pre-	Pre-Tax	Net			Related
Period	Method	Passed Adj.	GHY Loan	Adjustment	Tax Income	Income	Income	Revenues	Expenses	Exp.
1Q-09	Rollover	$107,266	$281,176	$388,442	1.1%	-13.8%	-13.8%	0.19%	0.19%	0.20%
	Iron Curtain	$785,059	$281,176	$1,066,235	3.1%	-37.8%	-37.8%	0.52%	0.51%	0.40%
2Q-09	Rollover	$(59,372)	$1,033,180	$973,808	2.8%	7.5%	7.5%	0.39%	0.41%	0.91%
	Iron Curtain	$(234,960)	$1,314,356	$1,079,396	3.1%	8.3%	8.3%	0.43%	0.45%	1.24%
3Q-09	Rollover	$(837,840)	$611,663	$(226,177)	-0.6%	-1.6%	-1.6%	-0.09%	-0.09%	0.57%
	Iron Curtain	$(1,461,816)	$1,926,019	$464,203	1.3%	3.3%	3.3%	0.18%	0.19%	1.10%
4Q-09	Rollover	$(135,293)	$1,823,916	$1,688,623	4.9%	15.9%	15.9%	0.62%	0.64%	0.97%
	Iron Curtain	$(426,458)	$3,749,935	$3,323,477	9.5%	31.3%	31.3%	1.22%	1.26%	2.02%
2009	Rollover	$(339,683)	$3,749,935	$3,410,252	9.8%	9.8%	9.8%	0.34%	0.36%	0.56%
	Iron Curtain	$(426,458)	$3,749,935	$3,323,477	9.5%	9.5%	9.5%	0.34%	0.35%	0.56%
When considering whether the financial statements for each of the periods listed in the above tables are materially misstated, the Company focused on whether the corrected financial statements would be materially different from the previously issued financial statements. Management used the “Rollover” method to evaluate whether previously issued financial statements are materially misstated as this method quantifies the actual financial statement errors for each period. The “Iron Curtain” approach was also used to evaluate the timing and impact of correcting the adjustments.
Under the Rollover method, the impact of the adjustments on a percentage basis on pre-tax income (loss) or net income (loss) appears to be significant; however, given the Company’s low pre-tax profits (losses) over the last several quarters, particularly in the 1Q-09, the large percentage is somewhat misleading. When considering these GHY Loan out-of-period adjustments as a percentage of total revenues and total expenses the impact is much more muted as it ranges from 9bps to 64bps on an absolute basis during the four quarters and full year 2010. In addition, when considering the impact on the compensation and related expenses line item under the Rollover approach the impact on an absolute basis ranged from 20bps to 97bps during the quarters and 51bps for the full year.
Compensation as a percentage of revenues, a widely used metric in the securities industry, was not significantly impacted by the adjustments. As indicated in the below table, under the Rollover method this ratio was effected on an absolute basis between 13bps and 62bps for the quarters and 34bps for the full year.

Comp % of Revenues — Rollover Method
Period	Before	After	Diff.
1Q-09	68.5%	68.4%	0.13%
2Q-09	67.0%	66.7%	0.22%
3Q-09	67.0%	66.7%	0.24%
4Q-09	68.9%	68.2%	0.62%

2009	67.8%	67.5%	0.34%
The impact of the out-of-period adjustment on the 4Q-09 was more pronounced than on the 2Q-09 and 3Q-09 as a result of decreased profitability levels (i.e., $10.6 million) versus profitability levels in the 2Q-09 of $13 million and the 3Q-09 of $14.1 million. The decline in profitability from the 2Q-09 and the 3Q-09 of $2.4 million and $3.5 million, respectively when compared to the 4Q-09 resulted in increasing the percentage impact of the out-of-period adjustment on pre-tax income by 3% and 4%, respectively, for those same periods. When considering the impact of the out-of-period adjustment on total revenues, total expenses, and compensation as a percentage of revenues for the 4Q-09, the effect was only 62bps, 64bps, and 97bps, respectively. Another mitigating factor is the fact that the 4Q-09 financial results are not required to be filed separately on a Form 10-Q (since it is the last quarter of the fiscal year) and are only disclosed as part of the Annual Report on Form 10-K (see note 21 “Quarterly Information). Consequently the focus of management’s discussion and analysis and investors is directed to the full year results rather than the 4Q-09.
The Company also assessed the impact of correcting the out-of-period adjustments on the 1Q-10 and the full year 2010 in the context of ASC 250-10-45 Accounting for Changes and Errors. The Company used actual results through February 2010 and estimates of March 2010 and the remainder of the year as a basis for its assessment. Through February 2010, the Company had pre-tax income of $7,253,000. Based on March estimated results plus year-to-date February actual results, the Company expects to have pre-tax profit of approximately $16,253,000 (which includes the correcting entry for the out-of-period adjustment as listed in the table below). In addition, based on the Company’s financial projections (originally calculated in January 2010 and filed with the Company’s Senior Secured and Subordinated creditors in early March 2010), the Company expects pre-tax income of $77,229,000 for the full year 2010. Based on those estimates, the below table highlights the expected impact in the 1Q-10 and the full year 2010 of recording the adjustments in the 1Q-10:
Quantitative Materiality Assessment — 2010E

					Percentage Impact On:
									Comp. &
		Period End			Pre-Tax	Net			Related
Period	Method	Passed Adj.	GHY Loan	Total	Income	Income	Revenues	Expenses	Exp.
1Q-10	Rollover	$135,293	$(3,749,935)	$(3,614,642)	-23%	-23%	-1%	-1%	-2%
2010	Rollover	$135,293	$(3,749,935)	$(3,614,642)	-5%	-5%	0%	0%	-1%
The impact of the corrections under the Rollover approach on 1Q-10 estimated pre-tax income is significant at 23%; however, the impact is less pronounced for the full year 2010 estimated pre-tax income at 5%. The impact is much more muted (i.e., 1% or less) when considering the impact on total revenues and total expenses. Furthermore, the impact on compensation and related expenses is 2% or lower for the 1Q-10 and the full year 2010.
The performance of the Company and the impact on the pre-tax income (loss) benchmark can have a profound effect on the materiality assessment. The business has underperformed from a profitability perspective due to many factors including the low interest rate environment, lack of access to the capital markets of many of the Company’s middle market clients resulting in significantly lower investment banking revenues, and the remaining issues in the credit markets. In fact, due to the low interest rate environment, the Company’s interest revenue is down $66,931,859 or 59% on an annual basis from 2007 ($111,410,249) to 2009 ($45,478,390). Also, the investment banking business has underperformed significantly since the CIBC acquisition in January 2008. Investment banking revenues for 2009 were $90,960,000 which was significantly below projected results for the combined businesses. On a pro-forma basis the investment banking revenues for the combined businesses were $311,180,000 versus $64,770,000 for 2008 the first full year after the acquisition, representing a decrease of 79%.
The Company’s 2009 pre-tax income of $34.8 million was about 27% of 2007 pre-tax income of $127.4 million and about 43% of 2006 pre-tax income of $80.5 million. As indicated in the Company’s 2010 projections, the Company expects to return to 2006 profitability levels by the end of 2010. While the 2009 adjustments of $3.4 million under the Rollover method were 9.8% of 2009 pre-tax, it represented only 2.7% of 2007 and 4.2% of 2006 pre-tax income, respectively. The poor performance of the business in 2008 (i.e., pre-tax loss of $36 million) due to the credit crisis and the impact of the CIBC acquisition caused similar issues when calculating materiality due to the low pre-tax amounts. It is important to note overall revenues were $801 million, $914 million, $920 million, and $991 million in 2006, 2007, 2008, and 2009, respectively. Additionally, on an absolute basis net income (loss) has been much lower than historical levels for the periods beginning the 2Q-08 through the 4Q-09, particularly the 2Q-08 through 1Q-09 as depicted in the following table:

	Net Income		Net Income	% of 1Q-06 to 1Q-
Period	(Loss)	Period	(Loss)	08 Avg. NI/(NL)
1Q-06	$17,217,000	1Q-08	$(16,115,000)
2Q-06	$9,137,000	2Q-08	$1,646,000	11%
3Q-06	$7,673,000	3Q-08	$(2,477,000)	16%
4Q-06	$10,550,000	4Q-08	$(3,824,000)	25%
1Q-07	$16,790,000	1Q-09	$(2,014,000)	13%
2Q-07	$15,766,000	2Q-09	$7,130,000	47%
3Q-07	$16,274,000	3Q-09	$7,908,000	52%
4Q-07	$26,537,000	4Q-09	$6,463,000	43%
In accordance with ASC 250-10-45-27 materiality determination for correction of an error, the Company analyzed the effect of a correction on the trend of earnings. The following table shows the Company’s pre-tax earning trend over the last eight quarters as well as the Company’s forecasted earnings over the next four quarters compared to the adjusted pre-tax earnings under the Rollover approach for the periods affected by the GHY Loan out-of-period adjustments:
The GHY Loan trading desk resides in the Company’s Capital Markets business segment for segment reporting purposes. The Capital Markets business segment grew significantly as a result of the January 2008 acquisition of CIBC’s U.S. based capital markets business. Despite the poor performance of the purchased businesses (as discussed above), gross revenues increased 75% from 2007 ($156,477,000) to 2008 ($273,203,000). With the turn around in the business in 2009, revenues increased 37% to $375,164,000. The impact of the GHY Loan out-of-period adjustment represented only 1% of gross revenues for the Capital Markets business segment in 2009. From a profitability standpoint, non-recurring costs associated with the CIBC acquisition contributed to a pre-tax loss of $93,975,000 in 2008. As the capital markets improved in 2009, the Capital Markets segment had a pre-tax loss of $4,854,000. Although the out-of period adjustment would have reduced the pre-tax loss to $1,104,000, the Capital Markets segment was still in a loss position for the year. In addition, the out-of-period adjustment was only a small percentage of the year-over-year change in pre-tax loss (i.e.,

4.2%) and did not significantly impact the trend back to projected future profitability for the segment. The results of the Capital Markets business segment are only disclosed in the notes to the consolidated financial statements and the segment is not discussed as a whole in either the earnings press release or the Management Discussion and Analysis of Financial Condition and Results of Operations.
Qualitative
For purposes of performing a qualitative assessment, the Company considered the following factors related to the GHY Loan accrued compensation expense out-of-period adjustment:

Compensation Over Accrual
Cause:	▪ Over statement of accrued compensation expenses

Internal Controls over Financial Reporting:	▪ Issues identified by Finance & Accounting Group (subsequently) as part of monthly review of FOCUS Report
▪ Low detective probability in review process due to nature of error
▪ Incident was isolated and not due to any inherent internal control breakdown
▪ Detective measures did not identify error in a timely manner

Impact on Metrics:	Compensation and Related Expenses
▪ Impact is < 1% for 2009 periods and expected to be 2% or less for 2010 periods
▪ Compensation as a percentage of revenue, a metric closely followed in the securities industry, was not impacted significantly
Total Expenses
▪ Impact is < 1% for 2009 periods and expected to be 2% or less for 2010 periods
Book Value
▪ Shareholders’ equity impacted by 46bps
▪ Book value per share for 2009 impacted by $0.16

Effected Users:	Investors
▪ Based on the impact of the relevant metrics and the overall magnitude of the amounts, investors are unlikely to change or influence conclusions
Creditors / Credit Agency
▪ Financial and regulatory debt covenants improve as a result of recording the corrections when considering the passed adjustments in the aggregate as well as the

GHY Loan over accrual of compensation individually
Regulators
▪ Regulatory capital and excess net capital improve when considering the passed adjustments in the aggregate as well as the GHY Loan over accrual of compensation individually
▪ Excess net capital well above the minimum requirements

Materiality Computation	▪ Benchmark starting point in materiality calculation is significantly lower due to under performance of the business

Other Factors:	▪ No concealment of trend or change in earnings
▪ No analyst coverage of common stock
▪ Offsetting effect on incentive compensation (if over accrual had not occurred, the overall incentive compensation pool would more than likely have been larger)
▪ Management’s compensation not directly impacted
▪ Compliance with regulatory requirements not compromised
▪ Customers not negatively impacted
▪ Despite low pre-tax income (loss) amounts adjustments do not cause income (loss) to result in a loss (income) for any of the periods in question
▪ Low trading volume of public shares
▪ No fraud identified
▪ High concentration of publicly-traded shares owned by management and employees
▪ No overpayments of compensation to employees
Sarbanes-Oxley Section 404 Considerations
Section 404 of the 2002 Sarbanes-Oxley legislation indicates that a control deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The act further indicates that a significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.
The Company has performed an assessment of the severity of the internal control deficiency that led to an overstatement of compensation expenses. Although the Company’s controls failed to detect in a timely manner the over accrual, management believes that this incidence was isolated and not due to any inherent internal control breakdown, and therefore that the internal controls can be relied upon. In its assessment, the Company considered the financial statement accounts effected and related disclosures and determined that the impact was not material. In fact, the Company’s internal controls did detect the issue before it rose to a material amount. Additionally, the susceptibility of the liability to fraud was low as this related to an accrual and did not impact GHY or LS&T compensation payouts. The complexity of the new loan business and its relationship with legal entity reporting and allocations was also considered.
Conclusion
After careful consideration of all of the quantitative and qualitative aspects described above, the Company believes that it is highly unlikely that the out-of-period adjustments discussed herein would affect the judgment of a reasonable person relying upon the financial statements nor would such a person’s judgment have been changed or influenced by the inclusion or correction of the item. Thus, the Company has deemed the errors identified as immaterial to the condensed consolidated financial statements for the three month periods ended March 31, 2009, June 30, 2009, September 30, 2009 and for the consolidated financial statements for the twelve month period ended December 31, 2009.
In addition, as noted above the Company analyzed the effect of a correction on the trend in earnings in accordance with ASC 250-10-45-27 materiality determination for correction of an error. Based on the Company’s results for the two month period ended February 28, 2010 and the projections for March 2010 as well as the Company projections for the full year 2010, the Company does not expect that the adjustments will materially affect the results of those periods. Also, in accordance with ASC 270-10-45-16 accounting changes in interim periods and APB 28 Interim Financial Reporting paragraph 29, changes or errors that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earning shall be separately disclosed in the interim period. Accordingly, the Company will record the out-of-period adjustments to the condensed consolidated financial statements for the three months ended March 31, 2010 and will disclose the nature and amounts of these adjustments the notes therein. The note disclosure will read as follows:
The Company identified certain over accruals in compensation and related expenses relating to prior periods which the Company has adjusted in the current period. These out-of-period adjustments, which were not material to any prior period, resulted in a decrease to compensation and related expenses of $3.7 million for the three months ended March 31, 2010.
The Company analyzed the error made in the accrual process for GHY Loan compensation expense in the context of the guidelines provided in Section 404 of the Sarbanes-Oxley Act of 2002 as well as in SAB 99 and SAB 108 materiality assessment and quantification of misstatements. In its analysis, the Company took into account that the error was identified by management before it became material. Due to the nature of the error made and the results of the analysis above, management has classified this as a significant deficiency under Section 404 of the Sarbanes-Oxley Act of 2002. The Company is in the process of implementing additional controls around the institutional sales accrued compensation process.
The above matters were communicated to the Company’s Audit Committee and Board of Directors on Friday March 19, 2010. The Company has consulted with its Audit Committee chair and external legal counsel and they are in agreement with the above conclusions.